SECURITIES AND EXCHANGE COMMISSION,
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.            )

URBAN IMPROVEMENT FUND LIMITED – 1973-II
(Name of Subject Company (Issuer))

SP MILLENNIUM L.L.C. (Offeror)
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

Limited Partnership Interests
(Title of Class of Securities)

None
(CUSIP Number of Class of Securities)

John Taylor
SP Millennium L.L.C.
1201 Third Avenue, Suite 5400
Seattle, Washington 98101
(800) 398-6399

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications
on Behalf of Filing Persons)

With Copies to:
Daniel M. LeBey, Esq.
Hunton & Williams
Riverfront Plaza, East Tower
951 East Byrd Street
Richmond, Virginia 23219
(804) 788-8200

CALCULATION OF FILING FEE

Transaction Valuation* N/A	Amount of Filing Fee N/A

*	Set forth the amount on which the filing fee is calculated and state how it was determined.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☒	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check	the following box if the filing is a final amendment reporting the results of the tender offer: ☐

URBAN IMPROVEMENT FUND LIMITED-1973-II

May 9, 2002

MEMO	FROM: INTERFINANCIAL REAL ESTATE MANAGEMENT COMPANY GENERAL PARTNER

Dear Limited Partner:

You may have recently received an offer from Equity Resource Lexington Fund (“Equity Resource”) to purchase limited partnership interests in Urban Improvement Fund Limited-1973-II (the “Partnership”). Equity Resource is not affiliated with International Real Estate Management Company (“IREMCO”), the General Partner of the Partnership.

IREMCO, as the General Partner, is remaining neutral with respect to the offer from Equity Resource, for the following reasons:

1.        We have no information that the Offer Price is higher or lower than value. As General Partner, we evaluated the units in the Partnership in June 2001. Following that evaluation, our affiliate, SP Millennium LLC (“SP Millennium”), made a tender offer to the investor limited partners in the Partnership at the purchase price of $200 per unit, and purchased units in the partnership at that price. We have not conducted a more recent evaluation of the units, and have not received any material information regarding the Partnership or its assets since the tender offer was made by SP Millennium that would indicate the price offered by Equity Resource is too high or too low.

2.        Other purchasers are available to purchase your units, including our affiliate. To accommodate the desire of investor limited partners, SP Millennium has recently purchased units in the Partnership from individual limited partners at the same purchase price as offered by Equity Resource, $200 per unit. If you are interested in selling your units in the Partnership, SP Millennium may be willing to purchase your units at the same price as offered by Equity Resource. In addition, SP Millennium is currently evaluating the possibility of making a tender offer to you and the other limited partners of the Partnership. Although it is likely SP Millennium will make such an offer, there is no assurance that such an offer will be made, and if made, at a price in excess of the Equity Resource offer. However, if you sell your units to SP Millennium now, and SP Millennium subsequently makes a formal tender offer to the limited partners within six months of the date you sell your units to SP Millennium at a price higher than the current purchase price of $200 per unit, SP Millennium will pay you the additional purchase price between the current price of $200 per unit and the price in SP Millennium’s subsequent tender offer.

We are also aware of other unaffiliated parties that purchase partnership interests in partnerships such as the Partnership. Please contact or call us at the numbers listed below for more information about other purchasers.

If you are interested in selling your units in the Partnership, we encourage you to call Corey Dickinson at the offices of the General Partner set out below. You can reach Mr. Dickinson on his direct line of 206-628-8056, or you can call him using the toll free number for the General Partner of 800-398-6399. You can reach the General Partner in writing at:

Interfinancial Real Estate Management Company
1201 Third Avenue, Suite 5400
Seattle, WA 98101
Attn: Corey Dickinson
(800) 398-6399

We hope this is helpful in your decision regarding the sale of your interests in the Partnership.

International Real Estate Investment Management Company
General Partner

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of the Partnership. If a tender is made, at the time the tender offer is commenced, the acquiring entity will file a Tender Offer Statement and the Partnership will file a Solicitation/Recommendation Statement with the SEC with respect to the tender offer. The Tender Offer Statement (including the Offer to Purchase, the related Letter of Transmittal and the other offer documents attached as exhibits thereto) and the Solicitation/Recommendation Statement will contain important information which should be read carefully before any decision is made with respect to the tender offer. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all limited partners at no expense to them. The Tender Offer Statement (including the Offer to Purchase, the related Letter of Transmittal and all other offer documents filed with the SEC) and the Solicitation/Recommendation Statement will also be available at no charge at the SEC’s website at www.sec.gov.